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December 9, 2022

Confidential

Mr. Joshua Shainess

Mr. Jeff Kauten

Mr. Stephen Krikorian

Ms. Laura Veator

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Hesai Group (CIK No. 0001861737) Response to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on November 18, 2022

Dear Mr. Shainess, Mr. Kauten, Mr. Krikorian and Ms. Veator:

On behalf of our client, Hesai Group, a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 1, 2022 on the Company’s draft registration statement on Form F-1 confidentially submitted on November 18, 2022 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits to the Commission for confidential review. The Company confirms that it remains as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, as amended.

U.S. Securities and Exchange Commission

December 9, 2022

Besides adding and revising disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-1

Summary Combined and Consolidated Financial Data, page 18

1.	We note your response to prior comment 3. Please ensure you update your pro forma calculation through the effectiveness date of your IPO to reflect the service conditions that will be met as of this date.

The Staff’s comment is duly noted. The Company respectfully advises the Staff that the Company will update the pro forma calculation through the effectiveness date of the IPO to reflect the service conditions that will be met as of this date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 77

2.	We note your response to prior comment 5. Please confirm that there have not been any material changes to the selling prices, costs, and gross margins relating to the shipments that were made subsequent to the most recent reporting period and the remaining projected shipments for 2022. Ensure that you update your disclosures through the effectiveness date of your IPO.

The Company respectfully advises the Staff that there have not been any material changes to the selling prices, costs, and gross margins relating to the shipments that were made subsequent to the most recent reporting period and the remaining projected shipments for 2022. The Company undertakes that it will update its disclosures through the effectiveness date of the IPO.

Inflation, page 99

3.	Your disclosure indicates that you expect higher inflation in the United States would increase your supply chain cost as you import some of your materials and components from the United States. Please clarify the percentage of your cost of revenues and operating expenses that are sourced from the United States.

In response to the Staff’s comment, the Company has revised the disclosure on page 100 of the Revised Draft Registration Statement.

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U.S. Securities and Exchange Commission

December 9, 2022

Combined and Consolidated Financial Statements for the Years Ended December 31, 2019, 2020 and 2021
Notes to Combined and Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Convenience translation, page F-19

4.	You disclose that your convenience translation was calculated using exchange rates as of June 30, 2022. Please revise to use the exchange rate as of the most recent balance sheet date included in the filing except that a rate as of the most recent practicable date shall be used if materially different. Refer to Rule 3-20(b)(1) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-2 and F-19 of the Revised Draft Registration Statement.

Unaudited Condensed Consolidated Financial Statements for the Nine Months Ended September 30, 2021 and 2022
Notes to the Unaudited Condensed Consolidated Financial Statements
4. Accounts Receivable, Net, page F-58

5.	We note your disclosure on page 91 that your accounts receivable, contract assets, and amounts due from related parties turnover days increased to 104 days in the nine months ended September 30,2022 due to the expansion of your customer base, which includes larger customers that prefer longer payment cycles. We also note that two customers accounted for 54.7% of your accounts receivable balance as of September 30, 2022. Please expand your disclosure to include a discussion of the risk characteristics relevant to these customers as well as the remainder of your portfolio. Clarify how you took into account changes in your portfolio composition in determining expected credit losses. Refer to ASC326-20-50-11.

The Company respectfully advises the Staff that the Company divides its portfolio into two pools – domestic PRC customers and overseas customers – for the purposes of performing ongoing credit evaluation by reviewing their credit rating and industry geographic distribution, and assessing allowance for credit loss based on expected credit loss model for each pool of the portfolio. The Company develops a current expected credit loss (“CECL”) model based on historical collection experience, age of accounts receivable balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers.

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U.S. Securities and Exchange Commission

December 9, 2022

The two customers that accounted for 54.7% of accounts receivable as of September 30, 2022 are both in the automotive industry that have longer payment cycles that align with industry average payment cycles. By considering the business size, credit rating and the ongoing contractual relationships with them, the Company considered the risk characteristics of those customers to be consistent with all other customers in the same portfolio. No specific allowance for these large customers would be needed.

In response to the Staff’s comment, the Company has revised the disclosure on page F-58 of the Revised Draft Registration Statement.

*        *        *

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U.S. Securities and Exchange Commission

December 9, 2022

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +86 21 6193 8225 or via e-mail at yuting.wu@skadden.com, or Jimmy Chen, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141-2172 or via email at jimmycchen@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Yuting Wu
Yuting Wu

Enclosures

cc:	Yifan Li, Co-Founder, Director and Chief Executive Officer, Hesai Group

Louis T. Hsieh, Director and Global Chief Financial Officer, Hesai Group

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Brian V. Breheny, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jimmy Chen, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Allen Wang, Esq., Partner, Latham & Watkins LLP

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